Exhibit 99.1

Transactions in Company Class A Common Stock by Robin F. Risser

		Amount of Shares	Approximate Price
Date	Security	Purchased	Per Share		Exercise Price
8/31/2007	Class A Common Stock Warrant	12,500	$-	(1)	$1.85	(2)
9/6/2007	Class A Common Stock	50,000	$1.83		$1.83

(1) Pursuant to the Subscription Agreement, the Reporting Person purchased Units consisting of (i) four (4) shares of Class A Common Stock (“Common Stock”) at a purchase price of $1.83 per share and (ii) one (1) warrant to purchase a share of Common Stock.

(2) Pursuant to the antidilution provisions contained within the Warrant and the terms and conditions of the Warrant Agreement Side Letter, the current exercise price is $1.83 per share of Common Stock and the number of shares issuable pursuant to the Class A Common Stock Warrant is 12,636